UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of October 2021

Commission file number 1-32479

TEEKAY LNG PARTNERS L.P.

(Exact name of Registrant as specified in its charter)

4th Floor, Belvedere Building

69 Pitts Bay Road

Hamilton, HM 08 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐            No  ☒

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Merger Transaction: Teekay LNG Partners L.P.

On October 4, 2021, Teekay LNG Partners L.P., a Marshall Islands limited partnership (the “Partnership”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Stonepeak Infrastructure Fund IV Cayman (AIV III) LP, a Cayman Islands exempted limited partnership (“Parent”), Limestone Merger Sub, Inc., a Marshall Islands corporation and wholly-owned subsidiary of Parent (“Merger Sub”), and Teekay GP L.L.C., a Marshall Islands limited liability company and the sole general partner of the Partnership (the “General Partner”), relating to the proposed acquisition of the Partnership by Parent. The Merger Agreement provides that, upon the terms and subject to the conditions set forth therein, Merger Sub will be merged with and into the Partnership, with the Partnership surviving the merger as a wholly-owned subsidiary of Parent (the “Merger”). Teekay Corporation, a Marshall Islands corporation (“Teekay”), owns, directly or indirectly through subsidiaries, (a) approximately 41.1% of the Partnership’s issued and outstanding common units, representing limited partner interests in the Partnership (the “Common Units”), and (b) 100% of the General Partner, which holds all of the general partner interests (the “General Partner Interest”) in the Partnership. The General Partner Interest includes an economic ownership interest equal in value to 1,555,061 Common Units. As described below, concurrently with the Merger, Parent will acquire from Teekay or its applicable subsidiaries (a) all of the issued and outstanding Common Units held by Teekay, (b) all of Teekay’s General Partner Interest and (c) certain restructured Teekay subsidiaries (the “Services Companies”) that provide, through existing services agreements, various services to the Partnership and the Partnership’s subsidiaries and joint ventures.

Merger Agreement

At the effective time of the Merger (the “Effective Time”), pursuant to the Merger Agreement:

•

Each Common Unit that is issued and outstanding immediately prior to the Effective Time (other than Excluded Units (as defined in the Merger Agreement)) will automatically be converted into the right to receive $17.00 in cash (the “Merger Consideration”);

•

Each restricted unit or other Incentive Equity Award (as defined in the Merger Agreement) granted pursuant to the Partnership’s long-term incentive plan (the “Incentive Equity Plan”) that is outstanding immediately prior to the Effective Time, whether or not vested, will automatically be vested, cancelled and converted into the right to receive an amount in cash equal to the product of (a) the Merger Consideration multiplied by (b) the number of Common Units subject to such Incentive Equity Award held by such holder, less applicable withholding taxes;

•

Each 9.00% Series A Cumulative Redeemable Perpetual Preferred Unit and 8.50% Series B Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Unit of the Partnership that is issued and outstanding immediately prior to the Effective Time will remain outstanding immediately following the Effective Time, and no consideration shall be delivered in respect thereof; and

•

The General Partner Interest that is issued and outstanding immediately prior to the Effective Time will remain outstanding, and the General Partner, as a subsidiary of Parent, will continue as the sole general partner of the Partnership.

The General Partner’s board of directors (the “Board”), acting with “Special Approval” (within the meaning of the Partnership’s limited partnership agreement) and, upon the recommendation of its Conflicts Committee (the “Conflicts Committee”), unanimously (a) determined that it was fair and in the best interests of the Partnership and the holders of the Common Units (the “Common Unitholders”) to enter into the Merger Agreement, (b) approved the execution, delivery and performance of the Merger Agreement and the transactions contemplated thereby and (c) resolved to submit the Merger Agreement to a vote of the Common Unitholders and recommended approval of the Merger Agreement by the Common Unitholders. The Common Unitholders will be asked to vote on the approval of the Merger Agreement at a special meeting of the Common Unitholders that will be held on a date to be announced in the future (the “Special Meeting”).

The closing of the Merger is subject to, among other conditions: (i) the approval of the Merger Agreement by the affirmative vote of a majority of the Common Units present in person or represented by proxy and entitled to vote on such proposal at the Special Meeting as of the record date for the Special Meeting (the “Partnership Unitholder Approval”); (ii) the receipt of certain regulatory approvals; (iii) the receipt of certain third-party consents in connection with the Merger; and (iv) the closings of (A) Parent’s purchase from Teekay and Teekay Holdings Limited of all interests in the General Partner in accordance with the terms of the LLC Interest Purchase Agreement (as defined below) and (B) the transaction contemplated by the Services Companies Purchase Agreement (as defined below) in accordance with the terms thereof. Closing of the Merger is not subject to a financing condition. The Merger Agreement provides that the closing shall not occur prior to December 31, 2021.

Under the Merger Agreement the Partnership is subject to customary restrictions on its ability to (a) solicit, initiate or knowingly encourage or knowingly facilitate Partnership Competing Proposals (as defined in the Merger Agreement) from third parties or (b) participate in or engage in any negotiations or discussions with third parties regarding, or furnish to any person any information relating to the General Partner in connection with, any Partnership Competing Proposal, with exceptions regarding contractual obligations of the members of the Board under the Partnership’s limited partnership agreement and the Board’s fiduciary duties under applicable law, including certain unsolicited Partnership Competing Proposals. The Board has agreed to recommend that the Common Unitholders vote to approve the Merger Agreement, subject to certain customary exceptions regarding the Board’s fiduciary duties under applicable law.

The Merger Agreement contains certain termination rights, including, among others, the right of the Partnership to terminate the Merger Agreement in certain circumstances, including to accept a Partnership Superior Proposal (as defined in the Merger Agreement) and the right of either party to terminate the Merger Agreement if, among other things, the Merger is not consummated by June 30, 2022. The Merger Agreement provides that, upon termination of the Merger Agreement upon specified conditions, the Partnership will be required to pay Parent a termination fee of $44.6 million (the “Partnership Termination Fee”) or Parent will be required to pay the Partnership a termination fee of $89.1 million (the “Parent Termination Fee”). Upon certain terminations of the Merger Agreement, the Partnership will be required (without limiting or otherwise affecting other remedies that may be available to Parent, including any Partnership Termination Fee, if payable) to reimburse the Parent for all reasonable out-of-pocket expenses (including all fees and expenses of counsel, accountants, investment banks, advisors, consultants and other representatives) incurred by Parent or its affiliates in connection with the Merger Agreement and the transactions contemplated thereby, up to an aggregate amount of $10.0 million. Any such reimbursed amount will be credited against any Partnership Termination Fee that subsequently becomes payable to Parent.

The Merger Agreement also provides for the payment by the Partnership to Parent of the Partnership Termination Fee if, following the termination of the Merger Agreement by the Parent or the Partnership under specified circumstances, the Partnership consummates a transaction with respect to any Partnership Competing Proposal (as defined in the Merger Agreement) within 12 months after such termination, or signs a definitive agreement with respect to any Partnership Competing Proposal within 12 months after such termination and such transaction is subsequently consummated.

The Partnership has made customary representations, warranties and covenants in the Merger Agreement, including, among others, covenants (1) to conduct its business (and to cause each joint venture of which it is a member to conduct its business) in the ordinary course during the period between the date of the Merger Agreement and the Effective Time, (2) not to engage in certain types of transactions during this period unless consented to in writing by Parent, (3) to convene and hold the Special Meeting for the purpose of obtaining the Partnership Unitholder Approval, and (4) subject to certain conditions, not to withdraw, change, amend, modify or qualify, in a manner adverse to Parent, the recommendation of the Board that the Common Unitholders approve the Merger Agreement. Until the Effective Time, the Merger Agreement permits the Partnership to make ordinary cash distributions on (a) its Common Units that are not in excess of $0.2875 per unit per quarter (and equivalent distribution in respect of the General Partner Interest) and (ii) its preferred units that are not in excess of the customary distributions in respect of such units.

Teekay Transaction Documents

Limited Liability Company Interest Purchase Agreement. Concurrently with the execution and delivery of the Merger Agreement, Teekay and Parent entered into a Limited Liability Company Interest Purchase Agreement (the “LLC Interest Purchase Agreement”), pursuant to which, upon the terms and subject to the conditions set forth therein, Parent will purchase from Teekay and its wholly owned subsidiary, Teekay Holdings Limited, 100% of the limited liability company interests of the General Partner (the “Purchased Interest”). As a result of this transaction, Parent will own 100% of the sole general partner of the Partnership. The total purchase price to be paid to Teekay for the Purchased Interest is $26.4 million in cash, which represents the product of (a) the Merger Consideration multiplied by (b) the 1,555,061 Common Unit-equivalent economic ownership interest represented by the General Partner Interest. Accordingly, the purchase price per Common Unit equivalent will be the same amount as the Merger Consideration paid per Common Unit in the Merger. The closing of the sale and purchase of the Purchased Interest is subject to, among other things, the concurrent closing of the Merger. Termination of the Merger Agreement prior to the Effective Time would automatically terminate the LLC Interest Purchase Agreement.

Voting and Support Agreement. Concurrently with the execution of the Merger Agreement, Teekay and Teekay’s subsidiary that also owns the Common Units beneficially owned by Teekay (collectively, the “Teekay Parties”), and Parent entered into a Voting and Support Agreement (the “Support Agreement”) that provides, among other things, that, upon the terms and subject to the conditions set forth therein, the Teekay Parties will vote all of the Common Units held by them (i) in favor of the Merger Agreement and the transactions contemplated thereby, (ii) against any Partnership Competing Proposal (as defined in the Merger Agreement) and (iii) against any action, proposal, transaction or agreement that would reasonably be expected to impede, interfere with, delay or adversely affect the timely consummation of the Merger and the other transactions contemplated by the Merger Agreement. The Teekay Parties also have agreed (a) not to dispose of or otherwise transfer any of the Common Units they hold or of any beneficial, voting or economic interest therein, with limited exceptions, and (b) subject to customary exceptions, not to solicit, initiate or knowingly facilitate Partnership Competing Proposals (as defined in the Merger Agreement) from third parties or take related action on a basis similar to the restrictions applicable to the Partnership pursuant to the Merger Agreement. Termination of the Merger Agreement prior to the Effective Time would automatically terminate the Support Agreement.

Management Services Restructuring and Purchase Agreement. Concurrently with the execution of the Merger Agreement, Teekay, Teekay LNG Operating L.L.C., a Marshall Islands limited liability company and subsidiary of the Partnership (“Opco”), and Parent entered into a Management Services Restructuring and Purchase Agreement (the “Services Companies Purchase Agreement”), pursuant to which, upon the terms and subject to the conditions set forth therein, Opco will purchase certain restructured Services Companies for a purchase price of $3.34 million, subject to certain adjustments at closing. Such purchase is subject to the prior or concurrent closing of the Merger and to the completion of the restructuring of the Services Companies, unless in the case of such restructuring, Parent exercises an option to have Teekay and its subsidiaries provide to the Partnership and its subsidiaries services related to the then uncompleted portion of the restructuring until the restructuring is completed. Termination of the Merger Agreement prior to the Effective Time would automatically terminate the Services Companies Purchase Agreement. The Services Companies are Teekay subsidiaries that provide, through existing services agreements, various services to the Partnership and the Partnership’s subsidiaries and joint ventures. These subsidiaries also provide services to Teekay, its subsidiaries and third parties. Services currently provided by the Services Companies include, in the case of the Partnership’s subsidiaries and certain of its joint ventures, substantially all of their managerial, operational and administrative services (including vessel maintenance, crewing, crew training, purchasing, shipyard supervision, insurance and financial services) and other technical and advisory services, and in the case of the Partnership, various administrative services. Following the restructuring of the Services Companies and the purchase by Opco, Teekay’s remaining subsidiaries will continue to provide existing services to Teekay, its subsidiaries and other third parties.

Covenant Letter Agreement. Concurrently with the execution of the Merger Agreement, Teekay and Parent entered into a letter agreement (the “Covenant Letter Agreement”) that provides, subject to certain exceptions, that (a) for three years after the closing of the Merger, none of Parent, its subsidiaries, the General Partner or the Partnership will, directly or indirectly, hire, retain or solicit for employment, consulting or other similar services, certain employees of Teekay and its subsidiaries, (b) for three years after the closing of the Merger, Teekay and its affiliates will not, directly or indirectly, hire, retain or solicit for employment, consulting or other similar services, certain employees of the Services Companies or their subsidiaries, (c) for two years after the closing of the Merger, Teekay and its affiliates will not engage in, acquire or invest in any business that owns, operates or charters any liquefied gas carriers and related time charters and (d) for three years after the closing of the Merger, Teekay and its affiliates will not engage in, acquire or invest in any business that owns, operates or charters liquefied natural gas carriers and related time charters. The Covenant Letter Agreement also provides for the temporary continuation of a limited trademark license granted by Teekay to the Partnership, which license relates to the use in the Partnership’s business of trademarks, service marks and trade dress of Teekay and its subsidiaries.

The foregoing summaries of the Merger Agreement, the LLC Interest Purchase Agreement, the Support Agreement, the Services Companies Purchase Agreement and the Covenant Letter Agreement do not purport to be complete and are subject to, and qualified in their entirety by, the full terms of such agreements. The full text of the Merger Agreement, the LLC Interest Purchase Agreement and the Support Agreement are attached hereto as Exhibits 4.1, 4.2 and 4.3, respectively, and are incorporated herein by reference.

The Merger Agreement, the LLC Interest Purchase Agreement and the Support Agreement (collectively, the “Transaction Documents”) have been included to provide investors with information regarding their terms. They are not intended to provide any other factual information about the parties or their respective subsidiaries or affiliates. The representations, warranties and covenants contained in the Transaction Documents were made only for purposes of such respective Transaction Documents as of the specific dates therein, were solely for the benefit of the parties to such Transaction Documents, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to such Transaction Documents instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors.

Investors are not third-party beneficiaries under the Transaction Documents and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the parties thereto or any of their respective subsidiaries or affiliates. In addition, information concerning the subject matter of the representations, warranties and covenants may change after the respective dates of the Transaction Documents, which subsequent information may or may not be fully reflected in the Partnership’s or Teekay’s public disclosures.

EXHIBITS

The following exhibits are filed as part of this Report:

Exhibit
4.1*	Agreement and Plan of Merger, dated October 4, 2021, among Stonepeak Infrastructure Fund IV Cayman (AIV III) LP, Limestone Merger Sub, Inc., Teekay LNG Partners L.P. and Teekay GP L.L.C.

4.2*	Limited Liability Company Interest Purchase Agreement, dated October 4, 2021, between Teekay Corporation and Stonepeak Infrastructure Fund IV Cayman (AIV III) LP

4.3	Voting and Support Agreement, dated October 4, 2021, among Teekay Corporation, Teekay Finance Limited and Stonepeak Infrastructure Fund IV Cayman (AIV III) LP.

*	Certain schedules and similar attachments have been omitted pursuant to Item 601(a)(5) of Regulation S-K and will be provided to the Commission upon request.

Cautionary Statement Regarding Forward-Looking Statements

This report contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. All statements included in this report, other than statements of historical fact, are forward-looking statements. Statements about the expected timing, completion and effects of the proposed Merger and related transactions and all other statements in this report, other than historical facts, constitute forward-looking statements. When used in this report, the words “expect,” “believe,” “anticipate,” “plan,” “intend,” “estimate,” “may,” “will” or similar words are intended to identify forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements and any such forward-looking statements are qualified in their entirety by reference to the following cautionary statements. All forward-looking statements speak only as of the date hereof and are based on current expectations and involve a number of assumptions, risks and uncertainties that could cause actual results to differ materially from such forward-looking statements. The proposed Merger and other transactions may not be completed on the terms described herein or other acceptable terms or at all because of a number of factors, including, among others: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement or any other

Transaction Document, (2) the failure to obtain the Common Unitholder approval or the failure to satisfy other closing conditions in the Merger Agreement or any other Transaction Document, (3) the potential for regulatory authorities to require divestitures, operational remedies or other concessions in order to obtain their approval of the proposed Merger, (4) risks related to disruption of management’s attention from the Partnership’s ongoing business operations due to the proposed Merger, (5) the effect of the announcement of the proposed Merger on (i) the ability of the Partnership or Teekay to retain and hire key personnel and maintain relationships with the Partnership’s customers, suppliers or (ii) the Partnership’s operating results and business generally, (6) the proposed Merger may involve unexpected costs, liabilities or delays, (7) the Partnership’s business may suffer as a result of the uncertainty surrounding the proposed Merger, including the timing of the consummation thereof, (8) the outcome of any legal proceeding relating to the proposed Merger, (9) the Partnership may be adversely affected by other economic, business or competitive factors, including, among others, those related to the COVID-19 pandemic, and (10) other risks to consummation of the proposed Merger, including the risk that it will not be consummated within the expected time period or at all, which may adversely affect the Partnership’s and/or Teekay’s business and the price of their common units or common shares. In addition, if the Merger is completed, the Partnership may not realize expected benefits for its customers, employees, joint venture partners or capital providers and Teekay may not realize expected benefits to it or its business.

Actual results may differ materially from those indicated by such forward-looking statements. In addition, the forward-looking statements represent the Partnership’s and Teekay’s respective views as of the date on which such statements were made. It is anticipated that subsequent events and developments may cause these views to change. However, although the Partnership or Teekay may elect to update these forward-looking statements at some point in the future, each specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing views as of any date subsequent to the date hereof. Additional factors that may affect the business or financial results of the Partnership or Teekay are described in the risk factors included in its filings with the SEC, including the Partnership’s and Teekay’s respective Annual Reports on Form 20-F for the year ended December 31, 2020, as updated by subsequent filings with or submissions to the SEC. Each of the Partnership and Teekay expressly disclaims a duty to provide updates to forward-looking statements, whether as a result of new information, future events or other occurrences, except as required by applicable law.

Additional Information and Where to Find It

This communication relates to the proposed Merger involving the Partnership. In connection with the proposed Merger, the Partnership will furnish a proxy statement and file or furnish other relevant materials with the U.S. Securities and Exchange Commission (SEC). A proxy statement and a form of proxy will also be mailed or otherwise furnished to the Partnership’s common unitholders. BEFORE MAKING ANY VOTING DECISION, TEEKAY LNG’S COMMON UNITHOLDERS ARE URGED TO READ THE PROXY STATEMENT IN ITS ENTIRETY WHEN IT BECOMES AVAILABLE AND ANY OTHER DOCUMENTS TO BE FILED WITH OR FURNISHED TO THE SEC IN CONNECTION WITH THE PROPOSED MERGER OR INCORPORATED BY REFERENCE IN THE PROXY STATEMENT, IF ANY, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER AND THE PARTIES TO THE PROPOSED MERGER. This communication is not a substitute for the proxy statement or any other document that the Partnership may file with or furnish to the SEC. Investors and unitholders will be able to obtain the documents (when available) free of charge at the SEC’s website, http://www.sec.gov, and the Partnership’s website, www.teekay.com. In addition, the documents (when available) may be obtained free of charge by directing a request by e-mail or telephone to: investor.relations@teekay.com and +1-604-609-2963.

Participants in the Solicitation

The Partnership, Teekay and certain of their respective directors, executive officers of applicable subsidiaries, certain other members of management and employees of the Partnership and Teekay or such subsidiaries and agents retained by the Partnership may be deemed to be participants in the solicitation of proxies from common unitholders of the Partnership in favor of the proposed Merger. Information about directors and executive officers of the Partnership or applicable affiliates and their beneficial ownership of the Partnership’s common units is set forth in the Partnership’s Annual Report on Form 20-F for the year ended December 31, 2020, as filed with the SEC on April 1, 2021. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement and other relevant materials when they become available.

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE PARTNERSHIP:

•	REGISTRATION STATEMENT ON FORM S-8 (NO.333-124647) FILED WITH THE SEC ON MAY 5, 2005

•	REGISTRATION STATEMENT ON FORM F-3 (NO.333-238331) FILED WITH THE SEC ON MAY 18, 2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY LNG PARTNERS L.P.

	By:	Teekay GP L.L.C., its general partner

Date: October 12, 2021	By:	/s/ N. Angelique Burgess
N. Angelique Burgess
Corporate Secretary